Media Release 21 May 2019

Exhibit 99.2
James Hardie Announces Adjusted Net Operating Profit of
US$73.8 million for Q4 Fiscal Year 2019 and US$300.5 million for the full year ended 31 March 2019

James Hardie announces a fiscal year 2019 second half dividend of US 26.0 cents per security

James Hardie today announced results for the fourth quarter of fiscal year 2019 and the full year ended 31 March 2019:

•
Group Adjusted net operating profit of US$73.8 million for the quarter and US$300.5 million for the full year, a decrease of 9% and an increase of 3%, respectively, compared to the prior corresponding periods (“pcp”);

•	Group Adjusted EBIT of US$100.0 million for the quarter and US$404.6 million for the full year, a decrease of 3% and an increase of 2%, respectively, compared to pcp;

•	Group net sales of US$624.8 million for the quarter and US$2,506.6 million for the full year, an increase of 19% and 22%, respectively, compared to pcp;

•	North America Fiber Cement Segment volume increased 1% for the quarter and 3% for the full year, compared to pcp;

•	North America Fiber Cement Segment EBIT margin excluding product line discontinuation expenses of 22.5% for the quarter and 23.1% for the full year;

•	Asia Pacific Fiber Cement Segment EBIT margin of 20.0% for the quarter and 22.3% for the full year;

•	Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition of 11.3% for the quarter and 10.6% for the full year; and

•	The Fermacell acquisition closed on 3 April 2018 and is included in the financial results for the full year of fiscal year 2019.

CEO Commentary

James Hardie CEO Jack Truong said, “Our North America Fiber Cement segment delivered solid revenue growth of 3% for the quarter and 6% for the full year while generating good EBIT margins within our target range in a challenging input cost environment. The North America housing market demand was soft across most geographies and customer segments the last six months of fiscal year 2019. Our exteriors business grew 1% above our addressable market for fiscal year 2019 compared to negative 2% in fiscal year 2018. It was a good improvement over our fiscal year 2018 performance, albeit below our internal expectations. We have encouraging signs of early momentum on our recent commercial transformation and implementation of lean manufacturing in our North American plants. We are confident these transformations will lead to marked improvement in our ability to execute and deliver on expected results."

He continued, “Our Asia Pacific Fiber Cement segment continued to deliver excellent top line growth of 7% and 11% in Australian dollars for the quarter and full year, respectively. Our Australian and Philippines businesses lead the way in gaining volume growth above their underlying market growth. This strong growth was achieved despite a continued, softening Australian housing market throughout the year. Further, our EBIT margins were significantly impacted by input cost rapid inflation during most of fiscal year 2019."

Dr Truong added, “Our Europe Building Products segment delivered strong pro-forma revenue growth in Euros of 7% with an Adjusted EBIT margin of 10.6% for the full fiscal year after excluding costs associated with the acquisition and integration. We are encouraged by the positive first year results. We are excited about our European business gaining significant momentum in fiber cement growth in fiscal year 2020 while continually improving on our fiber gypsum business."

Media Release: James Hardie - Full Year ended 31 March 2019	1

Media Release 21 May 2019

He concluded, “Our consolidated group results reflected good and disciplined financial performance in a significant inflationary cost environment. We enter fiscal year 2020 with our global team aligned on one global strategy that is centered around delivering growth above the market in all of our regions with strong financial returns."

Outlook

We expect to see modest growth in the US housing market in fiscal year 2020. The single family new construction market and repair and remodel market growth rates in fiscal year 2020 are expected to grow, albeit at a growth rate lower than that in fiscal year 2019. The Company expects new construction starts between approximately 1.2 million and 1.3 million.

We expect our North America Fiber Cement segment EBIT margin to be in the top half of our range of 20% to 25% for fiscal year 2020. This expectation is based upon the Company continuing to improve operating performance in our plants, improved net average sales price and mix, continued inflation for input costs and modest underlying housing growth.

In Australia, it is anticipated that our addressable underlying market will decrease in fiscal year 2020 compared to fiscal year 2019. Net sales from our Australian business are expected to continue to trend above the average growth of the domestic repair and remodel and single family detached housing markets in the eastern states of Australia.

We expect our Europe Building Product segment to achieve year on year net sales and EBIT margin growth.

Further Information
Readers are referred to the Company’s Consolidated Financial Statements and Management’s Analysis of Results for the fourth quarter and full year ended 31 March 2019 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.
As of 30 June 2018, the Company changed its reportable operating segments. Previously, the Company reported on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. As of 30 June 2018, the Company began reporting on five operating segments: (i) North America Fiber Cement, (ii) Asia Pacific Fiber Cement, (iii) Europe Building Products, (iv) Other Businesses, and (v) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: Our European Fiber Cement business as well as the newly acquired Fermacell business are now reported as the Europe Building Products segment, and the remaining businesses that were historically reported in the International Fiber Cement segment are now reported in the Asia Pacific Fiber Cement segment. The Company has revised its historical segment information at 31 March 2018 and for the years ended 31 March 2018 and 2017 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company's financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 18 of our consolidated financial statements for further information on our segments.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an

Media Release: James Hardie - Full Year ended 31 March 2019	2

Media Release 21 May 2019

alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the fourth quarter and full year ended 31 March 2019.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Media Release. See the sections titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the fourth quarter and full year ended 31 March 2019.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2019; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
END
Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352
Email:	media@jameshardie.com.au

Media Release: James Hardie - Full Year ended 31 March 2019	3